Exhibit 99.1

KAMADA LTD.

7 Sapir Street
Kiryat Weizmann Science Park
P.O Box 4081
Ness Ziona 74140, Israel
____________________

NOTICE OF 2014 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholder:

We cordially invite you to attend the 2014 Annual General Meeting of Shareholders of Kamada Ltd. (the “Meeting”), to be held at our offices at 7 Sapir Street, Kiryat Weizmann Science Park, Ness Ziona, Israel, on Thursday, June 19, 2014, at 3:00 p.m. (Israel time) for the following purposes:

1.	To reelect six directors to serve as members of our Board of Directors until our next annual general meeting of shareholders.

2.	To approve an annual cash bonus to be paid to Mr. David Tsur, our chief executive officer and a director.

3.
To ratify and approve the reappointment of Kost Forer Gabbay and Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2014 and for such additional period until our next annual general meeting.

4.	To review and discuss our consolidated financial statements for the year ended December 31, 2013.

Shareholders of record at the close of business on May 12, 2014, are entitled to notice of and to vote at the Meeting.  You can vote either by mailing in your proxy or in person by attending the Meeting.  If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least 48 hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.  If you attend the Meeting, you may vote in person and your proxy will not be used.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee and you wish to vote in person at the Meeting, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.  If you are a beneficial owner of shares registered in the name of a member of the Tel Aviv Stock Exchange Ltd. and wish to vote, either by proxy or in person by attending the Meeting, you must deliver to us a proof of ownership in accordance with the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”) and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 2000.  Detailed proxy voting instructions will be provided both in the Proxy Statement and the proxy card.

Shareholders may review the full version of the proposed resolutions in the Proxy Statement as well as the accompanying proxy card, on, or about, May 15, 2014, via the website of the U.S. Securities and Exchange Commission at www.sec.gov or via the Israel Securities Authority’s electronic filing system at http://www.magna.isa.gov.il or the website of the Tel Aviv Stock Exchange Ltd. at http://maya.tase.co.il, and also at our offices during regular business hours (7 Sapir Street, Kiryat Weizmann Science Park, Ness Ziona, Israel; Tel: +972-8-9406472 (phone)).  Our company’s representative is Mr. Nir Livneh (7 Sapir Street, Kiryat Weizmann Science Park, Ness Ziona, Israel; Tel: +972-72-2748242).

Quorum

The presence, in person or by proxy, of two or more shareholders holding or representing, in the aggregate, at least twenty-five percent of our company’s voting rights will constitute a quorum at the Meeting.  No business will be considered or determined at the Meeting unless the requisite quorum is present within half an hour from the time designated for the Meeting.  If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place.  Any number of shareholders present will constitute a quorum at the adjourned meeting.  This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Vote Required for Approval of the Proposals

Each ordinary share entitles the holder to one vote.

With respect to Proposals 1 and 3: The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve each proposal.

With respect to Proposal 2:  The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the proposal, provided that either: (i) at least a majority of the shares held by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the matter, present in person or by proxy and voting on the matter at the Meeting (excluding abstentions), voted in favor of the matter or (ii) the total number of shares voted against the matter by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the matter does not exceed two-percent of our outstanding voting rights.

The Israeli Companies Law requires that each shareholder voting on Proposal 2 indicate on the proxy card, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest (as defined in the Israeli Companies Law) in the proposal.  Otherwise, the shareholder is not eligible to vote on Proposal 2 and his or her vote will not be counted for the purposes of the proposal.  Details regarding the definition of “personal interest” under the Israeli Companies Law will be included in the Proxy Statement.

May 11, 2014